Ecopetrol announces nomination of candidate to its Board of Directors

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that together with the subscription of the Declaration of the Nation as majority shareholder and according to the established procedure, the current representatives of the hydrocarbon producing departments in which Ecopetrol operates, signed a document through which they unanimously agreed to nominate Mrs. Sandra Ospina Arango as their candidate to the Board of Directors.

The signed document may be consulted at the following link:

https://files.ecopetrol.com.co/web/esp/acta-postulaci%C3%B3n-candidato-jd-departamentos-productores.pdf

This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to Ecopetrol’s website and the information on the website, which may be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Form 6-K.

Bogotá D.C., October 7, 2022

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For further information, contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Mauricio Tellez

Email: mauricio.tellez@ecopetrol.com.co